Exhibit 99.1

News release…

Date: 3 October 2003
Ref: PR320g

Hamersley Iron ships first Yandi ore through
Cape Lambert port

Rio Tinto’s subsidiary Hamersley Iron yesterday shipped iron ore from its Yandicoogina mine, in Western Australia, through Robe River’s Cape Lambert port facilities. The vessel, Lowlands Beilun, carrying 168,000 tonnes of HI Yandi product is destined for Nippon Steel.

This is the first Hamersley Iron product to be shipped through Robe River’s port facilities. Rio Tinto and the other Robe River Joint Venture Participants reached an in-principle agreement for shipment of Hamersley’s Yandi ore from Cape Lambert in late September 2003.

Robe River Iron Associates is an unincorporated joint venture with interests held by Rio Tinto, Mitsui, Nippon Steel Australia and Sumitomo Metal Australia. Hamersley Iron is 100 per cent owned by Rio Tinto.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
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Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
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Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Daphne Morros
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